

March 17, 2016

<u>**Via E-mail**</u>
Sean M. Leder
Chief Executive Officer
Leder Holdings, LLC
4755 Technology Way, Suite 203
Boca Raton, FL 33431

> **Re:** **PICO Holdings, Inc.**
> **Preliminary Proxy Statement filed on Schedule 14A**
> **Filed March 16, 2016 by Leder Holdings, LLC, et al.**
> **File No. 033-36383**
>
> **Soliciting Material on Schedule 14A filed**
> **Filed March 15, 2016 by Leder Holdings, LLC, et al.**
> **File No. 033-36383**

Dear Mr. Leder:

We have reviewed the above-captioned filings, and have the following comments. Some of our comments may ask for additional information to be provided so that we may better understand the disclosure.

Please respond to this letter by amending the filing under Schedule 14A or by providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please advise us why.

After reviewing any amended filing and any information you provide in response to these comments, we may have additional comments.

<u>PREN14A filing made on March 16, 2016</u>

1. Revise the proxy statement to include the disclosure required by Rule 14a-6(e)(1), or advise. The letter to shareholders, while filed under cover of Schedule 14A, is outside the scope of the information required in the proxy statement as defined in Rule 14a-1(g). Refer to Rules 14a-3(a) and Rule 14a-101.

2. Please indicate the estimated release date of the definitive proxy statement to security holders as required by Rule 14a-6(d).

3. Advise us, with a view toward revised disclosure, whether the successful election of all of the Leder nominees could result in any of the registrant's officers or directors becoming

entitled to receive severance and/or change of control payments. Please also indicate whether Leder's replacement of a majority of the board would trigger any provisions for loan repayment under any of the registrant's existing debt obligations.

4. Please characterize the following statement, and all similar statements, as your belief:

    From Page One:

    - "[o]ur interests are aligned directly with those of all other shareholders"

The Nominees, page 10

5. In light of the requirement under Item 5(b)(1)(iii) of Schedule 14A to state whether or not any of the participants have been the subject of criminal convictions within the last ten years, please provide us with a written reply on behalf of each participant in response to this line item notwithstanding the fact that a negative response need not be disclosed in the proxy statement filed on Schedule 14A.

Nomination of Our Candidates, page 12

6. Please disclose that an outcome of the solicitation could be that less than a majority of registrant's Board could be replaced and, as a consequence, no assurance may be given that any of the elected Leder Holdings Nominees, as defined in the proxy statement, would be able to influence or control the voting decisions made by a newly-constituted Board. Please also disclose that the registrant's remaining directors may choose not to serve with the participant nominees and how any vacancies would be filled on a post-election basis. Refer to Exchange Act Release No. 30849 (June 24, 1992), at footnote 74.

7. Disclosure states that, if one or more of the Nominees is not able to serve or will not serve, the enclosed proxy card will be voted for substitute nominees. Please confirm that should you lawfully identify or nominate substitute nominees before the meeting, you will file an amended proxy statement that (1) identifies the substitute nominees, (2) discloses whether such nominees have consented to being named in the revised proxy statement and to serve if elected and (3) includes the disclosure required by Items 5(b) and 7 of Schedule 14A with respect to such nominees.

8. We noticed that each of the Leder Holdings Nominees agreed to be nominated and to serve if elected. Please disclosure whether or not each of these nominees also agreed to be named in the proxy statement. Refer to Rules 14a-4(d)(1) and 14a-4(d)(4).

Form of Proxy Solicited

9. Advise us, with a view toward revised disclosure, why the form of proxy does not contain the disclosures required by Rule 14a-4(a)(3), the rule which appears to impose an obligation on the participants to affirmatively state whether or not the proposals are

conditioned on others. In this respect, we note disclosure indicating the Proposal 2 is conditioned upon approval of Proposal 1 while Proposal 3 is conditioned upon approval of Proposal 1 and removal of more than one director pursuant to Proposal 2.

DFAN14A filing made on March 15, 2016

10. Please characterize your statements with respect to the "lack of management accountability at the Company," and all similar statements, as your belief.

11. To ensure compliance with Rule 14a-9, please provide us with the bases for the following statements:

   - "[t]he Company coyly touts its willingness to engage in dialog with investors…"
   - "recent Board adjustments occurred without consultation with shareholders who had been publicly pushing for changes…"

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the participants in the solicitation are in possession of all facts relating to the disclosure presented in the above-captioned filing, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from each of the participants acknowledging that:

- the participant is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the participant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Bryan Pitko at (202) 551-3203 or me at (202) 551-3266 should you have any questions.

Sincerely,

/s/ Nicholas P. Panos

Nicholas P. Panos
Senior Special Counsel
Office of Mergers & Acquisitions

cc: Abbe Dienstag, Esq.
Yael M. Steiner
Kramer Levin Naftalis & Frankel LLP